UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 6)

Icagen, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45104P500

(CUSIP Number)

Matthew Lepore	Copy to:
Vice President and Corporate Secretary	Steven A. Wilcox
Chief Counsel-Corporate Governance	Ropes & Gray LLP
Pfizer Inc.	Prudential Tower
235 E. 42nd Street	800 Boylston Street
New York, NY	Boston, MA 02199
(212) 733-2323	(617) 951-7319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45104P500	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON: Pfizer Inc. I.R.S. Identification Nos. of Above Persons (entities only): 13-5315170
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 100
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100.0%
14.	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 45104P500	Page 3 of 5 Pages

1.	NAME OF REPORTING PERSON: Eclipse Acquisition Corp. I.R.S. Identification Nos. of Above Persons (entities only): 30-0697471
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

Icagen, Inc.

This Amendment No. 6 (this “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Pfizer Inc. (“Pfizer”) with the Securities and Exchange Commission on June 24, 2011, as amended on July 21, 2011, September 6, 2011, September 13, 2011, September 16, 2011 and September 20, 2011 (the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Schedule 13D relates is the common stock (the “Common Stock”) of Icagen, Inc., a Delaware corporation (“Icagen”). The principal business address of Icagen is c/o Pfizer Inc., 235 East 42nd Street, New York, New York 10017-5755.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

On October 27, 2011, the stockholders of Icagen approved the Merger Agreement at a special meeting of Icagen stockholders and Icagen completed its Merger with Purchaser pursuant to the terms and conditions of the Merger Agreement. The Merger became effective on October 27, 2011 (the “Effective Time”). As a result of the Merger, Icagen continues as the surviving corporation and a wholly-owned subsidiary of Pfizer. At the Effective Time, each issued and outstanding share of Icagen Common Stock (other than shares held in the treasury of Icagen, shares owned by Purchaser or Pfizer and shares held by a holder who has sought appraisal of such shares under Delaware law) not tendered pursuant to the Offer was converted into the right to receive $6.00 in cash, without interest, and less any applicable withholding and transfer taxes.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

Pursuant to the terms of the Merger Agreement, at the Effective Time, the directors of Purchaser immediately prior to the Effective Time became the directors of Icagen following the Merger. Accordingly, Charles A. Sanders, Anthony B. Evnin, Martin A. Simonetti, Ruth Mckernan, William Roche and Bryan Supran resigned as of the Effective Time and the new directors of Icagen are Douglas E. Giordano and Andrew Muratore.

At the Effective Time, Icagen’s certificate of incorporation was amended and restated in accordance with the Merger Agreement and its by-laws were amended and restated in their entirety to be identical to the by-laws of Purchaser as in effect immediately prior to the Effective Time, except that the name of the corporation as set forth in the by-laws was changed to “Icagen, Inc.”

As a result of the Merger, Icagen became a privately held company and ceased trading on The Nasdaq Global Market (“Nasdaq”). Nasdaq filed with the U.S. Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended, on Form 25 thereby effecting the delisting of the shares from Nasdaq. Icagen expects to file a Form 15 with the SEC, suspending its reporting obligations under Sections 12 and 15 of the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Schedule 13D, Pfizer has no present plans which are required to be disclosed under clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) As a result of the Merger, Pfizer is the sole shareholder of Icagen and owns 100 shares of Common Stock, which represents 100.0% of the outstanding shares of Common Stock. The separate corporate existence of Purchaser has ceased, and therefore, Purchaser owns no Shares.

To the best of Pfizer’s and Purchaser’s knowledge as of the date hereof, none of Pfizer’s and Purchaser’s directors and executive officers named in Schedules I and II of the Schedule 13D owns any shares of Common Stock.

(b) Pfizer has sole power to vote or direct the vote and to dispose or direct the disposition of all 100 shares of Common Stock. Purchaser has no authority to vote or direct the vote of any shares of Common Stock.

(c) Except as set forth in this Schedule 13D, during the last sixty days, neither Pfizer nor Purchaser, nor to Pfizer’s or Purchaser’s knowledge, any of Pfizer’s or Purchaser’s directors or executive officers, has purchased or sold any shares of Common Stock.

(e) As a result of the termination of its corporate existence in connection with the Merger on October 27, 2011, Purchaser ceased to be the beneficial owner of any securities of Icagen.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: November 2, 2011

PFIZER INC.

By:	/s/ BRYAN SUPRAN
Name: Bryan Supran
Title: Senior Vice President
and Associate General Counsel

ECLIPSE ACQUISITION CORP.

By:	/s/ ANDREW MURATORE
Name: Andrew Muratore
Title: Vice President and Secretary